December 22, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suying Li I Tia L. Jenkins I Rufus Decker

Re:	Carter’s, Inc.
Form 10-K for the Year Ended December 28, 2013
Filed February 26, 2014
File No. 001-31829

Ladies and Gentlemen:

Carters, Inc. (the “Company”) hereby submits this letter in response to the Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 17, 2014, regarding the above-referenced filing. To assist the Staff’s review, the Staff’s comment is set forth below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 28, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. We read your response to comment 1 and your proposed future disclosures included in Annex I. In the reconciliation of the operating income (loss) for each of your segments to total operating income, you present a subtotal called total segment operating income. Since this subtotal does not appear to represent a GAAP-derived income amount and it is presented outside of the segment footnote reconciliation, it appears to represent a non-GAAP measure. In future filings, please either remove this subtotal or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 104.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your proposed disclosure revisions.

Securities and Exchange Commission	-2-	December 22, 2014

Response to Comment 1:

The Company acknowledges the Staff’s comment and confirms that in future filings it will remove the subtotal called total segment operating income that appeared in the proposed Management’s Discussion and Analysis of Financial Condition and Results of Operations segment disclosure presented in the Company’s letter dated December 10, 2014. The content of such future disclosures will otherwise appear as presented in that letter.

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Please do not hesitate to contact me at (678) 399-4404 or Joel F. Freedman of Ropes & Gray LLP at (617) 951-7309 if have any questions regarding this letter.

Sincerely,

/s/ Michael C. Wu

Michael C. Wu

Senior Vice President, General Counsel and Secretary

cc: Joel F. Freedman, Ropes & Gray LLP